Mail Stop 4561

March 31, 2008

Raymond Lang
455 Broadway, 4th Floor
New York, New York 10012

      Re: **Fund.Com Inc.**
              Form 8-K/A, Item 4.01
              Filed March 28, 2008
              File No. 333-128415

Dear Mr. Lang:

      We have completed our review of your Form 8-K/A and do not, at this time, have any further comments.

      You may contact the undersigned at (202) 551-3472 if you have questions.

              Sincerely,

              Yolanda Crittendon
              Staff Accountant